AIG 2919 Allen Parkway Suite L4-01 Houston, Texas 77019 www.aig.com Bridgett Matthes Associate General Counsel (713) 831-5197 Bridgett.matthes@aig.com	August 27, 2019 BY EDGAR Securities and Exchange Commission Division of Investment Management 100 F Street N.E. Washington, D.C. 20549

Re:

The United States Life Insurance Company in the City of New York (“USL”) and

The United States Life Insurance Company in the City of New York

     Separate Account USL VA-R (“Registrant”)

Platinum Investor® Immediate VA

File Nos. 333-109499 and No. 811-09007

Contract ID: 000001622

EDGAR Submission Type RW Withdrawal Request

Withdrawal of Registration Statement after Effectiveness Pursuant to Rule 477 of the 1933 Act

Dear Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, the Registrant, a separate account of USL, hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consents to the withdrawal of the Registrant’s registration statement on Form N-4, File Nos. 333-109499 and 811-09007, filed with the Commission on October 6, 2003 and declared effective February 2, 2004, along with any amendments or exhibits filed thereto (the “Registration Statement”).

No securities for the Product were sold in connection with the offering. The Registration Statement was last updated up to and including May 1, 2009 in the event that the product would be brought to market. The Registrant has decided not to proceed with the sale of the securities covered by the Registration Statement.

It is our understanding that this request for withdrawal of the Registration Statement will be deemed granted as of the date it is filed with the Commission unless the Registrant receives notice from the Commission within 15 calendar days from the date it is filed that this request will not be granted.

Any questions or comments about the filing should be addressed to the undersigned at the above referenced number.

Very truly yours,

/s/ BRIDGETT MATTHES

Bridgett Matthes

The United States Life Insurance Company in the City of New York 2919 Allen Parkway, L4-01 ● Houston, Texas 77019